

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 6, 2014

<u>**Via E-Mail**</u>

Christopher P. Davis, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue
New York, New York 10176

> **RE:** **Echo Therapeutics, Inc.**
> **Preliminary Proxy Statement filed by Platinum Partners Value Arbitrage**
>   **Fund L.P., Platinum Long Term Growth VII, LLC, Platinum Partners**
>   **Liquid Opportunity Master Fund L.P., Platinum-Montaur Life Sciences,**
>   **LLC, Platinum Management (NY) LLC, Platinum Liquid Opportunity**
>   **Management (NY) LLC, Mark Nordlicht, and Uri Landesman**
> **Filed on September 29, 2014**
> **File No. 001-35218**

Dear Mr. Davis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Cover Letter</u>

1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note the following examples that must be supported:

   - that your investment in December 2013 "was necessary due to continued strategic and operational missteps by the Board of Directors and management of the Company resulting in an approximate 95% drop in the Company's stock price in two years."

- that the Lingering Directors were "controlling members of the Board."

- that "the Lingering Directors acted to exclude the Stockholder Supported Directors from information and decision making at the Board level, thus interfering with the ability of the Stockholder Supported Directors to discharge their fiduciary duties for the benefit of all stockholders. Subsequently, the Lingering Directors, formed (according to one of the Stockholder Supported Directors) an executive committee that has systematically excluded the Stockholder Supported Directors from every significant decision made by the Board."

- that the "loser pays" bylaw "has **rarely** been adopted by for-profit Delaware public companies." (emphasis in original)

- the disclosure in the final paragraph under the caption "Self-Dealing and Breach of Fiduciary Duty of Loyalty by the Lingering Directors" (page 3).

2.   We note your disclosure that that the Lingering Directors "have spent the better part of the last year repeatedly breaching their fiduciary duties and engaging in self-dealing by implementing a calculated and comprehensive plan that has entrenched them and tightened their control over the Company, including by silencing the newly and overwhelmingly elected independent directors, Dr. Michael M. Goldberg and Shepard M. Goldberg, (the "Stockholder Supported Directors"), and making it potentially punitively expensive for stockholders to exercise their rights against the Company. All this came at the expense of the Company's one true lifeline—its development partnership with MTIA." Avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us with the factual support for these assertions. In this regard, please note that the factual foundation offered must be reasonable. See Rule 14a-9. We note the following similar statements:

- that the Lingering Directors conducted "all Board action through rogue committee action."

- that the Lingering Directors systematically denied the other directors "access to Company information to which they are entitled under Delaware law…" and "fair and customary access to Company employees while intimidating those employees with threats of retaliation and termination."

- that the Lingering Directors have repeatedly breached their fiduciary duties "[o]ver the better part of the past year and **possibly even longer**…" (emphasis added).

3.   Please revise your disclosure or provide supplemental support for your disclosure (here and on page 4) relating to the Lingering Directors damage of the company's relationship with MTIA.

4.   Revise your disclosure to clarify the purpose of your solicitation. Company bylaw 1.3 requires that a special meeting of security holders be held at the request of, among other possibilities, holders of 75% of the voting power of the outstanding shares. You also state

that you beneficially own approximately 19% of the company's shares. If you are soliciting consents to present to the company for it to call a special meeting, please state so clearly. If, on the other hand, you are soliciting proxies to remove the Lingering Directors at a special meeting, it is unclear what authority you are relying upon as it appears the company is under no obligation to call a special meeting under its bylaws.

Summary of the Justification for Removing the Lingering Directors for Cause, page 3

5.   We note your belief that bylaw 2.13 is invalid under Delaware law. Please provide us support for your belief. Also, disclose how you believe you can enforce Section 141(k) of the Delaware General Corporation Law and how any actions to do so will affect the vote of security holders and approval of your proposal to remove directors.

Questions and Answers About the Removal Meeting, page 5

6.   Please revise your disclosure under the question "Is it legally possible to remove the lingering directors?" to explain what steps are necessary to effect such removal in addition to approval by security holders. For example, are you planning to seek a declaratory judgment that cause for removal is present? Do you need to sue such directors? What evidence is necessary in whichever appropriate forum to demonstrate that cause for removal is present? What is the process, and related timing, for removal of directors in addition to the vote of security holders?

Proposal No. 1, page 10

7.   Please disclose for each proposal how unmarked proxy cards will be voted.

Solicitation of Proxies, page 13

8.   We note the multiple methods by which proxies will be solicited. Please be advised that all written soliciting materials, including any scripts to be uses in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Please confirm your understanding.

Schedule II

9.   Please update this section from April 2014.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Christopher P. Davis, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
October 6, 2014
Page 4

In responding to our comments, please provide a written statement from each participant acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions